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                                                                 Exhibit A





                               FIRST AMENDMENT TO
                        AMENDED STOCK PURCHASE AGREEMENT



         This Agreement is made and entered into this 13th day of December, 1999, by and between BOCA RESEARCH, INC., a Florida corporation (the "Company") and INFOMATEC AG INTERNATIONAL, INC. ("Infomatec"), as the First Amendment to the Amended Common Stock Purchase Agreement made as of April 28, 1999 (the "CSPA") between the parties hereto pursuant to which Infomatec purchased from the Company 1,747,965 shares of the Company's common stock (the "Shares");

                              W I T N E S S E T H:

         WHEREAS, Section 2.07 of the Common Stock Purchase Agreement provided Infomatec with the right to maintain its percentage initially acquired in the Company in the event the Company issued additional shares to third parties; and

         WHEREAS, the Company has issued shares to National Semiconductor Corporation, and as a result of written notice properly provided to Infomatec, Infomatec notified the Company of its election to exercise its right to maintain its percentage ownership by letter dated October 7, 1999; and

         WHEREAS, Infomatec has subsequently requested the approval of the Compay to rescind its exercise of such shares in consideration of amending certain provisions of the Common Stock Purchase Agreement; and

         WHEREAS, Infomatec has indicated that if it should wish to dispose of the Shares it may be to the mutual advantage of Infomatec and the Company to do so in a private placement and has requested that such alternative be made available to it under certain conditions to which the Company has agreed.

         NOW, THEREFORE, in consideration of the premises and mutual covenants and promises herein contained, the parties hereto, intending to be bound, hereby agree as follows:

         1.    Right to Maintain Percentage:

              a) Infomatec is hereby released from fulfilling its obligation to consummate the written exercise of its right to acquire 152,444 shares from the Company as a result of the Company's issuance of common stock to National Semiconductor.

              b) Infomatec's Right to Maintain Percentage, as provided for in
Section 2.07 of the Common Stock Purchase Agreement, is hereby terminated, effective immediately upon the execution of this Agreement, and such rights shall no longer exist with respect to the subsequent issuances of any shares by the Company.

         2. Board Nominations: Infomatec's rights, pursuant to Section 5.04 of the Common Stock Purchase Agreement, to maintain a Board of Directors limited to 9 members, of which Infomatec has the right to nominate 4 thereof, shall be modified in the following respects:


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              (a) The cap or limitation of 9 members is hereby deleted, so that there shall be no limit on the number of members of the Board of Directors which may be appointed other than as provided in the Company's Articles of Incorporation or By-Laws.

              (b) Provided that Infomatec shall own at least 874,000 shares of the common stock purchased by it from the Company on the closing date of the Common Stock Purchase Agreement, it shall have the right to nominate two (2) members to the Board of Directors of the Company. Provided, however, that at such time as Infomatec shall own less than 874,000 but at least 437,000 of such shares, such right of nomination shall be reduced to one (1) Board member, and further provided that if Infomatec shall own less than 437,000 of the shares purchased under the Common Stock Purchase Agreement, such right to nominate any members to the Board of Directors shall terminate. Further, during such time as Infomatec shall be entitled to nominate two members of the Board of Directors, Infomatec shall have the right to designate up to two (2) observers to the Board of Directors meetings, and up to three (3) observers during such time as Infomatec shall be entitled to nominate only one member of the Board of Directors. Any such observers shall be given notice of Board meetings as is given to directors. The designation of observers shall be subject to the consent of the Company if they are other than former directors of the Company, and such consent shall not be unreasonably withheld.

         3. Private Placement. In lieu of exercising its registration rights under Section 2.08 of the CSPA, Infomatec may request the consent of the Company to a private placement of the Shares, provided that the purchaser of the shares makes representations to the Company substantially equivalent to the representations made in Sections 4.01 through 4.10 of the CSPA and agrees to be bound by the provisions of Section 5.02 for the balance of the Standstill Period defined therein and, in the opinion of counsel to the Company, such private placement would be in compliance with federal and state securities laws.. If the Company grants such consent (which consent shall not be unreasonably withheld), the purchaser shall be entitled to the registration rights set forth in Section 2.08 of the CSPA, to the financial statements and access to information provided for in Article VI of the CSPA .

         4. Entire Agreement. The CSPA, as amended by this Agreement represents the entire agreement and understanding among the parties hereto with respect to the subject matter hereof and supersedes any and all prior oral and written agreements, arrangements and understandings among the parties hereto with respect to such subject matter. This Agreement shall not be amended, supplemented or changed, and no provision hereof can be waived except by a written instrument making specific reference to this Agreement signed by each of the parties hereto. Except as expressly amended by this Agreement, the CSPA remains in full force and effect.

         5. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute but one and the same original instrument.



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         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

Signed, sealed and delivered                BOCA RESEARCH, INC.
in the presence of:


_______________________            By:      __________________________
                                   Name:    __________________________
_______________________            Title:   __________________________

                                            INFOMATEC AG INTERNATIONAL, INC.



_______________________            By:      __________________________
                                   Name:    __________________________
_______________________            Title:   __________________________